EXHIBIT 12

WEYERHAEUSER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

DOLLAR AMOUNTS IN MILLIONS
	Year Ended
	2016	2015	2014	2013	2012
Available earnings:
Earnings from continuing operations before interest expense, amortization of debt expense and income taxes	$940	$699	$1,031	$441	$408
Add: interest portion of rental expense	18	13	10	13	12
Add (deduct): undistributed losses (earnings) of equity affiliates and noncontrolling interest in income of subsidiaries	38	—	5	(3)	4
Available earnings	$996	$712	$1,046	$451	$424
Fixed charges:
Interest expense incurred	444	353	357	350	353
Interest portion of rental expense	18	13	10	13	12
Total fixed charges	462	366	367	363	365
Dividends on preference shares(1)	27	44	54	23	—
Total fixed charges and preference dividends	$489	$410	$421	$386	$365
Ratio of earnings to fixed charges	2.16	1.95	2.85	1.24	1.16
Ratio of earnings to combined fixed charges and preference dividends	2.04	1.74	2.48	1.17	1.16
(1) The preference security dividend has been calculated without adjustment for income taxes as a result of the negative effective tax rate in 2013.